Exhibit 21

Subsidiaries of Cardinal Financial Corporation

Name of Subsidiary	State of Incorporation
Cardinal Bank	Virginia
George Mason Mortgage, LLC	Virginia
Cardinal Wealth Services, Inc.	Virginia
Cardinal Statutory Trust I	Delaware